MY TRAVEL

**MyTravel Group plc**
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

**t** +44 (0) 1706 742000
www.mytravelgroup.com



16 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corpo[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 13th of January 2006, the Company filed with the London Stock Exchange an announcement regarding MyTravel Group plc and The Annual Information Update for 12 Months.

Very truly yours,

Karen Houlihan

**Karen Houlihan**
**Company Secretarial Assistant**
**MyTravel Group plc**



Enclosures

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

# MyTravel Group plc - Annual Information Update

RNS Number:9233W
MyTravel Group plc
13 January 2006

13 January 2006

MYTRAVEL GROUP PLC

ANNUAL INFORMATION UPDATE FOR 12 MONTHS UP TO AND INCLUDING 13 JANUARY 2006

In accordance with Prospectus Rule 5.2, the Company sets out below a summary of the information that has been published or made available to the public over the previous 12 months.

The following UK regulatory announcements have been made via a Regulatory Information Service. A copy of these announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the company's website www.mytravelgroup.com

| | |
|---|---|
| 12/1/2006 | Holding(s) in Company |
| 11/1/2006 | Holding(s) in Company |
| 29/12/2005 | Holding(s) in Company |
| 29/12/2005 | Holding(s) in Company |
| 22/12/2005 | Holding(s) in Company |
| 21/12/2005 | Holding(s) in Company |
| 21/12/2005 | Holding(s) in Company |
| 21/12/2005 | Holding(s) in Company |
| 15/12/2005 | Final Results |
| 13/12/2005 | Holdings(s) in Company |
| 07/12/2005 | Holding(s) in Company |
| 23/11/2005 | Holding(s) in Company |
| 21/11/2005 | Holding(s) in Company |
| 21/11/2005 | Holding(s) in Company |

| | |
|---|---|
| 18/11/2005 | Holding(s) in Company |
| 18/11/2005 | Holding(s) in Company |
| 11/11/2005 | Holding(s) in Company |
| 04/11/2005 | Holding(s) in Company |
| 01/11/2005 | Trading Statement |
| 20/10/2005 | Holding(s) in Company |
| 17/10/2005 | Holding(s) in Company |
| 13/10/2005 | Holding(s) in Company |
| 13/10/2005 | Holding(s) in Company |
| 11/10/2005 | Holding(s) in Company |
| 05/10/2005 | Conversion of Shares |
| 28/09/2005 | Holding(s) in Company |
| 14/09/2005 | Holding(s) in Company |
| 08/09/2005 | Holding(s) in Company |
| 05/09/2005 | Holding(s) in Company |
| 26/08/2005 | Holding(s) in Company |
| 19/08/2005 | Holding(s) in Company |
| 17/08/2005 | Holding(s) in Company |
| 16/08/2005 | Holding(s) in Company |
| 15/08/2005 | Holding(s) in Company |
| 08/08/2005 | Holding(s) in Company |
| 04/08/2005 | Holding(s) in Company |
| 04/08/2005 | Holding(s) in Company |
| 04/08/2005 | Additional Listing |
| 03/08/2005 | Holding(s) in Company |
| 27/07/2005 | Bonding & Letters of Credit |
| 27/07/2005 | Statement re Sharm El-Sheikh |
| 26/07/2005 | Holding(s) in Company |
| 21/07/2005 | Holding(s) in Company |
| 21/07/2005 | Holding(s) in Company |
| 21/07/2005 | Holding(s) in Company |
| 20/07/2005 | Holding(s) in Company |
| 19/07/2005 | Director/PDMR Shareholding |
| 19/07/2005 | Holding(s) in Company-Amend |
| 19/07/2005 | Holding(s) in Company |
| 18/07/2005 | Holding(s) in Company |
| 18/07/2005 | Holding(s) in Company |
| 15/07/2005 | Holding(s) in Company |
| 14/07/2005 | Settlement with FSA |
| 14/07/2005 | Financial Serv. Auth Fined |
| 13/07/2005 | Holding(s) in Company |
| 13/07/2005 | Holding(s) in Company |
| 13/07/2005 | Holding(s) in Company |
| 13/07/2005 | Holding(s) in Company |
| 13/07/2005 | Holding(s) in Company |

| | |
|---|---|
| 13/07/2005 | Holding(s) in Company |
| 11/07/2005 | Holding(s) in Company |
| 11/07/2005 | Share Consolidation |
| 11/07/2005 | Holding(s) in Company |
| 08/07/2005 | Additional Listing |
| 08/07/2005 | Additional Listing |
| 08/07/2005 | Additional Listing |
| 07/07/2005 | Additional Listing |
| 06/07/2005 | Holding(s) in Company |
| 05/07/2005 | Holding(s) in Company |
| 05/07/2005 | Holding(s) in Company |
| 05/07/2005 | Holding(s) in Company |
| 01/07/2005 | Director/PDMR Shareholding |
| 01/07/2005 | Director/PDMR Shareholding |
| 01/07/2005 | Director/PDMR Shareholding |
| 01/07/2005 | Holding(s) in Company |
| 30/06/2005 | Holding(s) in Company |
| 30/06/2005 | Holding(s) in Company |
| 29/06/2005 | Holding(s) in Company |
| 29/06/2005 | Holding(s) in Company |
| 23/06/2005 | Disposal |
| 23/06/2005 | Interim Results |
| 21/06/2005 | Holding(s) in Company |
| 21/06/2005 | Holding(s) in Company |
| 16/06/2005 | Holding(s) in Company |
| 16/06/2005 | Holding(s) in Company |
| 15/06/2005 | Holding(s) in Company |
| 13/06/2005 | Holding(s) in Company |
| 08/06/2005 | Holding(s) in Company |
| 02/06/2005 | Holding(s) in Company |
| 31/05/2005 | Warrant Exchange Offer |
| 31/05/2005 | Notice of Results |
| 25/05/2005 | Holding(s) in Company |
| 25/05/2005 | Holding(s) in Company |
| 23/05/2005 | Holding(s) in Company |
| 23/05/2005 | Holding(s) in Company |
| 19/05/2005 | Holding(s) in Company |
| 18/05/2005 | Holding(s) in Company |
| 18/05/2005 | Holding(s) in Company |
| 17/05/2005 | Holding(s) in Company |
| 16/05/2005 | Holding(s) in Company |
| 16/05/2005 | Holding(s) in Company |
| 16/05/2005 | Holding(s) in Company |
| 11/05/2005 | Holding(s) in Company |
| 10/05/2005 | Holding(s) in Company |

| | |
|---|---|
| 09/05/2005 | Holding(s) in Company |
| 09/05/2005 | Holding(s) in Company |
| 09/05/2005 | Holding(s) in Company |
| 05/05/2005 | Holding(s) in Company |
| 05/05/2005 | Holding(s) in Company |
| 04/05/2005 | Holding(s) in Company |
| 04/05/2005 | Holding(s) in Company |
| 04/05/2005 | Holding(s) in Company |
| 29/04/2005 | Holding(s) in Company |
| 27/04/2005 | Holding(s) in Company |
| 22/04/2005 | Holding(s) in Company |
| 19/04/2005 | Holding(s) in Company |
| 18/04/2005 | Holding(s) in Company |
| 14/04/2005 | Holding(s) in Company |
| 13/04/2005 | Holding(s) in Company |
| 13/04/2005 | Holding(s) in Company |
| 13/04/2005 | Holding(s) in Company |
| 13/04/2005 | Holding(s) in Company |
| 12/04/2005 | Holding(s) in Company |
| 11/04/2005 | Holding(s) in Company |
| 11/04/2005 | Holding(s) in Company |
| 07/04/2005 | Holding(s) in Company |
| 07/04/2005 | Holding(s) in Company |
| 06/04/2005 | Holding(s) in Company |
| 06/04/2005 | Holding(s) in Company |
| 06/04/2005 | Holding(s) in Company |
| 06/04/2005 | Holding(s) in Company |
| 06/04/2005 | Holding(s) in Company |
| 05/04/2005 | Holding(s) in Company |
| 05/04/2005 | Holding(s) in Company |
| 04/04/2005 | Holding(s) in Company |
| 04/04/2005 | Capital Reorganisation |
| 01/04/2005 | Holding(s) in Company |
| 01/04/2005 | RBS SELLS STAKE IN COMPANY |
| 31/03/2005 | Additional Listing |
| 31/03/2005 | Capital Reorganisation |
| 31/03/2005 | AGM Statement |
| 29/03/2005 | Holding(s) in Company |
| 24/03/2005 | Holding(s) in Company |
| 22/03/2005 | Holding(s) in Company |
| 22/03/2005 | Holding(s) in Company |
| 21/03/2005 | Holding(s) in Company |
| 21/03/2005 | Holding(s) in Company |
| 21/03/2005 | Holding(s) in Company |
| 18/03/2005 | Doc re. Conversion of Shares |

| | |
|---|---|
| 17/03/2005 | Holding(s) in Company |
| 16/03/2005 | Holding(s) in Company |
| 15/03/2005 | Holding(s) in Company |
| 10/03/2005 | Holding(s) in Company |
| 10/03/2005 | Holding(s) in Company |
| 10/03/2005 | Holding(s) in Company |
| 10/03/2005 | Holding(s) in Company |
| 09/03/2005 | Holding(s) in Company |
| 08/03/2005 | Holding(s) in Company |
| 07/03/2005 | Holding(s) in Company |
| 04/03/2005 | Holding(s) in Company |
| 02/03/2005 | Holding(s) in Company |
| 01/03/2005 | Holding(s) in Company |
| 01/03/2005 | Holding(s) in Company |
| 01/03/2005 | Additional Listing |
| 01/03/2005 | Notice of AGM |
| 25/02/2005 | Holding(s) in Company |
| 22/02/2005 | Holding(s) in Company |
| 16/02/2005 | Holding(s) in Company |
| 11/02/2005 | Holding(s) in Company |
| 10/02/2005 | Holding(s) in Company |
| 10/02/2005 | Holding(s) in Company |
| 10/02/2005 | Holding(s) in Company |
| 10/02/2005 | Holding(s) in Company |
| 08/02/2005 | Holding(s) in Company |
| 08/02/2005 | Holding(s) in Company |
| 04/02/2005 | Cancellation of Listing |
| 03/02/2005 | Holding(s) in Company |
| 03/02/2005 | Holding(s) in Company |
| 02/02/2005 | Holding(s) in Company |
| 01/02/2005 | Holding(s) in Company |
| 01/02/2005 | Holding(s) in Company |
| 01/02/2005 | Director Shareholding |
| 31/01/2005 | Holding(s) in Company |
| 28/01/2005 | Holding(s) in Company |
| 28/01/2005 | Holding(s) in Company |
| 26/01/2005 | Holding(s) in Company |
| 25/01/2005 | Holding(s) in Company |
| 25/01/2005 | Holding(s) in Company |
| 24/01/2005 | Holding(s) in Company |
| 24/01/2005 | Holding(s) in Company |
| 20/01/2005 | Holding(s) in Company |
| 19/01/2005 | Holding(s) in Company |
| 19/01/2005 | Holding(s) in Company |

| | |
|---|---|
| 19/01/2005 | Holding(s) in Company |
| 19/01/2005 | Holding(s) in Company |
| 18/01/2005 | Holding(s) in Company |
| 18/01/2005 | Holding(s) in Company |
| 17/01/2005 | Holding(s) in Company |
| 17/01/2005 | Holding(s) in Company |
| 17/01/2005 | Holding(s) in Company |
| 17/01/2005 | Holding(s) in Company |
| 17/01/2005 | Holding(s) in Company |
| 17/01/2005 | Block Listing |
| 13/01/2005 | Holding(s) in Company |
| 13/01/2005 | Holding(s) in Company |
| 13/01/2005 | Holding(s) in Company |
| 12/01/2005 | Holding(s) in Company |
| 12/01/2005 | Holding(s) in Company |
| 12/01/2005 | Capital Reorganisation |
| 11/01/2005 | Holding(s) in Company |
| 11/01/2005 | Holding(s) in Company |
| 11/01/2005 | Holding(s) in Company |
| 10/01/2005 | Holding(s) in Company |
| 30/12/2004 | Additional Listing |
| 30/12/2004 | Additional Listing |
| 29/12/2004 | Notice of Annual Report |
| 29/12/2004 | Notice of Annual Report |
| 29/12/2004 | Statement re Earthquakes |
| 29/12/2004 | Result of Meeting |
| 24/12/2004 | Result of EGM |
| 24/12/2004 | Result of EGM |
| 24/12/2004 | Disposal |
| 20/12/2004 | Scheme of arrangement |
| 20/12/2004 | Re Agreement |
| 15/12/2004 | Final Results |
| 15/12/2004 | Final Results |
| 13/12/2004 | Scheme of arrangement |
| 10/12/2004 | Result of Meeting |
| 02/12/2004 | Further re circular |
| 02/12/2004 | Notice of EGM |
| 26/11/2004 | Trading Statement |
| 24/11/2004 | Scheme of arrangement |
| 24/11/2004 | Further re restructuring |
| 17/11/2004 | Further re. Restructure |
| 15/11/2004 | Circ re. bonds |
| 04/11/2004 | Holding(s) in Company |
| 03/11/2004 | Restructure Proposals |

The following documents have despatched by the Company to holders of its securities during the year :

| | |
|---|---|
| 5/10/2005 | Notice to holders of convertible shares of conversion of remaining shares |
| 22/9/2005 | Notice to holders of convertible shares regarding conversion process |
| 23/6/2005 | Interim report 2005 |
| 15/6/2005 | Notice to holders of convertible shares regarding conversion process |
| 15/6/2005 | Reminder of bondholder conversion rights |
| 18/3/2005 | Notice to holders of convertible shares regarding conversion process |
| 1/3/2005 | Notice of warrant exchange offer |
| 1/3/2005 | Notice of meetings regarding proposed capital reorganisation and reduction of capital |
| 1/3/2005 | Notice of annual general meeting |
| 30/12/2004 | Listing particulars |
| 29/12/2004 | Annual report and accounts 2004 |
| 22/12/2004 | Letter to bondholders |
| 2/12/2004 | Letter to bondholders |
| 1/12/2004 | Notice of extraordinary general meeting |
| 29/11/2004 | Letter to bondholders |
| 26/11/2004 | Proposal in relation to a scheme of arrangement |
| 12/11/2004 | Notice of meeting of Bondholders |

The company has also made the following filings with Companies House. Copies of these documents can be obtained from Companies House -Companies House, Crown Way, Maindy, Cardiff CF14 37Z, telephone: 0870 3333 636, email at enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

| | |
|---|---|
| 06/01/2005 | Listing Particulars |
| 11/01/2005 | Resolution of EGM |
| 11/01/2005 | Memorandum of association |
| 11/01/2003 | Form 123 confirming increase in authorised share capital |
| 14/01/2005 | Form 288b regarding resignation of P Walker as director |
| 26/01/2005 | Form 288a regarding appointment of S Weihagen as director |
| 23/02/2005 | Three forms 288c regarding changes to directors' particulars |
| 02/03/2005 | Accounts made up to 31/10/2004 |
| 15/03/2005 | Annual return made up to 07/02/2005 |
| 18/04/2005 | Resolutions of Extraordinary General Meeting held on 24 December 2005 |
| 18/04/2005 | Form 123 recording increase in authorised share capital |

| | |
|---|---|
| 19/04/2005 | Resolution to reduce the issued capital of the company |
| 19/04/2005 | Resolutions of extraordinary general meeting held on 31/03/2005 regarding capital reorganisation |
| 19/04/2005 | Form 122 regarding subdivision of shares |
| 19/04/2005 | Memorandum and articles of association |
| 21/04/2005 | Court order confirming reduction of issued capital |
| 03/05/2005 | Two forms 88(2) regarding the allotment of shares |
| 05/05/2005 | Annual return made up to 07/02/2005 |
| 05/05/2005 | 23 forms 88(2) regarding allotments of shares between 31/12/ 2005 and 08/04/2005 |
| 06/05/2005 | Memorandum and articles of association |
| 18/05/2005,06/06/2005,25/08/2005, 25/08/ 2005, 12/09/2005, 12/09/2005, 14/09/2005 | Forms 88(2) regarding allotments of shares |
| 04/10/2005 | Form 287 recording change of registered office |
| 10/10/2005, 19/10/2005, 19/10/2005, 19/10 /2005 | Forms 88(2) regarding allotments of shares |
| 18/11/2005 | Form 288a regarding the appointment of J Bloodworth as director |

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is confirmed that some of the information disclosed in the above announcements may be out of date.

Copies of the information released can be obtained through the Company Secretary at the Company's registered office :

Holiday House

Sandbrook Park

Sandbrook Way

Rochdale

OL11 1SA

Tel +44 (0)1706 74 6140



END

AIUSFAFDDSMSEIF

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2006 JAN 23 A 11: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 16th of January 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

**Karen Houlihan**
**Company Secretarial Assistant**
**MyTravel Group plc**

Enclosures

**SCHEDULE 10**

RECEIVED
2006 JAN 23 A 11:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only.
The interest in 3,271,881 30p shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 47,482,359 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
The interest in 7,052,843 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

3,271,881 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 47,482,359 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

11 January 2006

11. Date company informed

13 January 2006

12. Total holding following this notification

57,807,083 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

12.66% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

16 January 2006

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

13 January 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 11 January 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 57,807,083 shares.

12.66%

Of these 57,807,083 shares:

- The interest in 3,271,881 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.
- The interest in 47,482,359 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.
- The interest in 7,052,843 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
**The Goldman Sachs Group, Inc.**

** TOTAL PAGE.01 **

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---|
| HSBC Global Custody Nominee (UK) Ltd A/c 914945 | 155,533 |
| HSBC Global Custody Nominee (UK) Ltd A/c 923363 | 1,057,646 |
| HSBC Global Custody Nominee (UK) Ltd A/c 775237 | 384,449 |
| HSBC Global Custody Nominee (UK) Ltd A/c 942199 | 1,552,785 |
| HSBC Global Custody Nominee (UK) Ltd A/c 942229 | 1,543,776 |
| HSBC Global Custody Nominee (UK) Ltd A/c 942217 | 1,766,331 |
| HSBC Global Custody Nominee (UK) Ltd A/c 942205 | 1,554,788 |
| HSBC Global Custody Nominee (UK) Ltd A/c 942175 | 2,017,189 |
| HSBC Global Custody Nominee (UK) Ltd A/c 942187 | 1,544,776 |
| HSBC Global Custody Nominee (UK) Ltd A/c 775245 | 1,351,439 |
| HSBC Global Custody Nominee (UK) Ltd A/c 770286 | 906,044 |
| HSBC Global Custody Nominee (UK) Ltd A/c 357206 | 9,167,972 |
| HSBC Global Custody Nominee (UK) Ltd A/c 866203 | 756,900 |
| HSBC Global Custody Nominee (UK) Ltd A/c 969995 | 973,984 |
| HSBC Global Custody Nominee (UK) Ltd A/c 754612 | 5,423,403 |
| HSBC Global Custody Nominee (UK) Ltd A/c 361602 | 111,138 |
| HSBC Global Custody Nominee (UK) Ltd A/c 282605 | 5,083,152 |
| HSBC Global Custody Nominee (UK) Ltd A/c 360509 | 657,326 |
| HSBC Global Cusotdy Nominee (UK) Ltd A/c 766793 | 687,799 |
| HSBC Global Custody Nominee (UK) Ltd A/c 824434 | 260,686 |
| HSBC Global Custody Nominee (UK) Ltd A/c 924422 | 647,748 |
| Total | 37,604,864 |

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

13 January 2006

12. Total holding following this notification

37,604,864, 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

8.24% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

16 January 2006

Your Fax: 0161 232 6524

12 January, 2006

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Attn: Company Secretary

Legal & General

**Legal & General**
**Investment Management**
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

***Disclosure of Interest in shares Under Section 198***

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

**Material Interest**

| | | |
|---|---|---|
| HSBC Global Custody Nominee (UK) Ltd A/C 914945 | 155,533 | |
| HSBC Global Custody Nominee (UK) Ltd A/C 923363 | 1,057,646 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 775237 | 384,449 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 942199 | 1,552,785 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 942229 | 1,543,776 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 942217 | 1,766,331 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 942205 | 1,554,788 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 942175 | 2,017,189 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 942187 | 1,544,776 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 775245 | 1,351,439 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 770286 | 906,044 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 357206 | 9,167,972 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 866203 | 756,900 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 969995 | 973,984 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 754612 | 5,423,403 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 361602 | 111,138 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 282605 | 5,083,152 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 360509 | 657,326 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 766793 | 687,799 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 824434 | 260,686 | |
| HSBC Global Custody Nominee (UK) Ltd A/c 924422 | 647,748 | |
| | 37,604,864 | 8.24% |

We currently have a notifiable interest in 37,604,864 Ordinary 30p shares which we understand represents 8.24% of that class of your share capital calculated on an issued share capital of 456,346,795 Ordinary 30p shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory